FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities and Exchange Act of 1934

For the Month of November 2003

GRUPO CASA SABA, S.A. DE C.V.
(Translation of registrant's name into English)

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec, C.P. 11000
Mexico, D.F.
Mexico
(Address of principal executive office)

      Indicate by check mark whether the registrant files or wil file annual reports under cover of Form 20-F or Form 40-F. Form 20-F | X | Form 40-F | _ |

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | _ | No | X |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                 GRUPO CASA SABA, S.A. DE C.V.

Date: December 1, 2003                                     By: ________________________
                                                                                  Name: Manuel Saba Ades
                                                                                  Title: Chief Executive Officer

Grupo Casa Saba, S.A. de C.V.

Table of Contents                                                                                              Page

          Summary of Resolutions from the General Extraordinary
          Shareholders Meeting of November 27, 2003 ...................................... 3

Grupo Casa Saba, S.A. de C.V.
General Extraordinary Shareholders Meeting
November 27, 2003

SUMMARY OF RESOLUTIONS

I.    Proposal to amend the corporate by-laws of the Company, in order to adjust the same to the provisions contained in the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores issued by the Ministry of Treasury (Secretaría de Hacienda y Crédito Público), through the National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores).

RESOLUTION

        SOLE.- It is resolved to amend the corporate by-laws of the Company, in order to adjust the same to the General provisions applicable to companies listed in, and other participants of, the securities market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores) issued by issued by the Ministry of Treasury (Secretaría de Hacienda y Crédito Público), through the National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores), in the terms set forth in the document attached to the shareholders meeting minute as Exhibit "A".

II.    Appointment of delegates for the execution and formalization of the resolutions adopted at the meeting.

RESOLUTION

        SOLE.- It is resolved to appoint the following, as delegates of the meeting: Manuel Saba Ades, Pedro Alejandro Sadurni Gómez, Francisco Fuentes Ostos, Patricio Trad Cepeda, Pilar Mata Fernández and María Hyde Marcín, in order for them to, indistinctly appear before the notary public of their election to formalize all or part of the minute of the shareholders meeting, to apply for the registration, directly of through the person they chose to appoint for such purpose, of the corresponding notarization document before the Registro Público de Comercio (Public Registry of Commerce) of Mexico City Federal District and to perform all necessary acts in order to execute the resolutions adopted by the shareholders meeting; being expressly authorized to issue the certifications of all or part of the minute that are in term requested. Additionally, the aforementioned people are hereby authorized to file all notices and notifications related to the resolutions adopted in the meeting before the National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores), theMexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and the Securities Depositary Institution (S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores).